UA 3-10-04

04004669

A14 3/9/2004**

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2004
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23684

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 AND ENDING DECEMBER 31, 2003.
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JAMES BAKER & ASSOCIATES, a Limited Partnership
[redacted]

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1601 NORTHWEST EXPRESSWAY, 20TH FLOOR
(No. and Street)

OKLAHOMA CITY	OKLAHOMA	73118-1426
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SUSAN EVANS, CFO (405) 415-7203
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

2121 SAN JACINTO STREET	**DALLAS**	**TX**	**75201**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

James Baker & Associates, A Limited Partnership

This report ** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income.
- ■ (d) Statement of Changes in Partners' Equity.
- ■ (e) Statement of Cash Flows.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors. (Not applicable)
- ■ (g) Computation of Net Capital Under Rule 15c3-1.
- ■ (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
- □ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

James Baker & Associates, A Limited Partnership
1601 Northwest Expressway, Suite 2000
Oklahoma City, Oklahoma 73118-1426
Telephone: (405) 415-7200
NASD Member

James Baker & Associates, A Limited Partnership

State of Oklahoma)
) ss:
County of Oklahoma)

OATH OR AFFIRMATION

February 2, 2004

I affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to the firm of James Baker & Associates, A Limited Partnership as of December 31, 2003, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Notary Public #01014169
Commission expires on 09/09/2005

Douglas W. McQueen
Chairman and President

James Baker & Associates, A Limited Partnership
1601 Northwest Expressway, Suite 2000
Oklahoma City, Oklahoma 73118-1426
Telephone: (405) 415-7200
NASD Member

ERNST & YOUNG

■ Ernst & Young LLP
Suite 1500
2121 San Jacinto Street
Dallas, Texas 75201

■ Phone: (214) 969-8000
Fax: (214) 969-8587
Telex: 6710375
www.ey.com

Report of Independent Auditors

The Board of Directors
James Baker & Associates, A Limited Partnership

We have audited the accompanying statement of financial condition of James Baker & Associates, A Limited Partnership as of December 31, 2003, and the related statements of income, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of James Baker & Associates, A Limited Partnership at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 2, 2004

James Baker & Associates, A Limited Partnership

Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	$ 366,370
Receivables from brokers and dealers	2,486,367
Receivables from customers	21,219,028
Securities segregated under Federal and other regulations	159,551
Securities owned, at fair value	8,312,545
Property and equipment, net of accumulated depreciation of $1,608,258	288,618
Cash surrender value of life insurance policies	878,279
Other assets	521,925
	$34,232,683
Liabilities and Partners' Capital	
Liabilities:	
Payable to clearing agent	$20,255,424
Payables to brokers and dealers	1,583,959
Payables to customers	152,844
Accrued liabilities	3,880,423
Total liabilities	25,872,650
Partners' capital:	
General Partner	3,207,186
Limited Partners	5,152,847
Total Partners' capital	8,360,033
	$34,232,683

See accompanying notes.

1. Organization

Basis of Presentation

James Baker & Associates, A Limited Partnership (the Partnership) is registered under the Securities Exchange Act of 1934 (the Act) as a general securities broker and dealer.

The Partnership provides broker-dealer services for its clients, which consist predominately of community banks located in approximately 34 states. The Partnership engages in consulting and investment advisory functions in addition to its broker-dealer operations.

The Partnership consists of a general partner, James Baker Group, Inc. (JBG), and Class A and Class B limited partners. The Class A limited partner, which holds a voting interest in the Partnership, is comprised solely of The Baker Group, Inc. (BGI). The Class B Limited Partners have nonvoting interests and are issued in three series, the Class B Series I Interests, the Class B Series II Interests, and the Class B Series III Interests. The Class B Series I Partners may be comprised of state banking associations and the Class B Series II and III Partners are individuals, some of whom also own JBG and BGI. Capital contributions by partners are made on a discretionary basis. Any dilution, as a result of these discretionary contributions, may be avoided at the option of the diluted partner(s), through additional contributions.

Net income of the Partnership is allocated as follows:

- Class A Limited Partner Interest receives the sum of an amount equal to the Federal long-term rate, as defined, multiplied by its weighted average balance of its capital contribution account;

- Class B Series I Interests receive an amount equal to the Federal short-term rate multiplied by the applicable weighted average balance outstanding during the period and an amount equal to a percentage of the business derived by the Partnership from members of each respective state banking association, as defined;

- Class B Series II Interests receive an amount equal to the Prime Rate plus 0.5 percent multiplied by the Average Daily Capital Balance during the calendar quarter of the fiscal year. The Class B Series II interests were re-opened in July 2003;

1. Organization (Continued)

- Class B Series III Interests receive an amount at the discretion of the general partner; and
- Thereafter to the general partner.

The financial statements do not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the Act as no such liabilities existed at December 31, 2003, or during the year then ended.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of financial reporting, the Partnership considers all cash and marketable securities with an original maturity of less than three months to be cash and cash equivalents.

Securities Transactions

Securities transactions are recorded on the trade date, as if they had settled. Securities owned are valued at market value with the resulting difference between cost and market included in income for the period. The valuation of securities often requires judgments and estimates. The valuation is as of a specific date and such values may change significantly due to changes in interest rates, the credit quality of the issuer of the security or other market factors. Commissions and related clearing expenses are recorded on a trade date basis as security transactions occur. As of December 31, 2003, securities owned consisted of state and municipal securities with a fair value of $8,312,545.

2. Summary of Significant Accounting Policies (Continued)

Public Finance, Commissions and Investment Advisory Fees

These amounts are earned in accordance with contract terms or as trades are executed. Revenue is recognized when earned.

Depreciation

Depreciation of property and equipment is provided on a straight-line basis over the estimated useful lives of the assets, which range from three to five years.

Income Taxes

The Partnership is not a taxable entity and the results of its operations are includable in the individual tax returns of its partners. Accordingly, income taxes are not reflected in the accompanying financial statements.

3. Securities Segregated Under Federal and Other Regulations

Qualified securities with a market value of $159,551 as of December 31, 2003, are segregated in a special reserve bank account for the benefit of customers pursuant to Rule 15c3-3 under the Act.

4. Receivables From and Payables to Customers

Accounts receivable from and payable to customers include amounts due on security transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

5. Commitments and Contingencies

The Partnership has an open line of credit with The Bank of New York (the Clearing Agent), which is used to finance the clearance of securities and securities purchased for the Partnership's account. Borrowings under the line of credit are collateralized by securities, which are pledged to secure the line of credit. Cash advances made by the Clearing Agent in excess of cash balances maintained by the Partnership at the Clearing Agent bear interest at the Federal Funds rate plus 75 basis points (1.73% at December 31, 2003) and are payable on demand. As of December 31, 2003, there were $20,255,424 in advances outstanding.

The Partnership is subject to market and credit risk in connection with security transactions. The Partnership is therefore exposed to risk of loss on these transactions in the event of the customers' or brokers' inability to meet the terms of their contracts, in which case the Partnership may have to purchase or sell securities at prevailing market prices which may not be sufficient to liquidate the contractual obligation. The Partnership controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Partnership establishes credit limits for such activities and monitors compliance on a daily basis.

6. Related Party Transactions

The Partnership pays all expenses directly related to broker-dealer activities. The general partner pays all other expenses on behalf of the Partnership including, but not limited to, compensation and benefits of certain employees, rent and certain general and administrative expenses. These expenses are allocated to the Partnership based on the percentage directly related to the operation of the broker-dealer, and the general partner was reimbursed for these costs; therefore, these costs are included in the Partnership's financial statements. Additionally, during 2003, the general partner made contributions of furniture and equipment to the partnership at its cost of $65,487, which approximated its fair value.

7. Net Capital Requirements

The Partnership is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Act which requires the maintenance of minimum net capital. Rule 15c3-1 also limits the amount of capital withdrawals that can be made within any 30-day period without notification and/or approval of the Securities and Exchange Commission.

The Partnership has elected to use the alternative method, permitted by Rule 15c3-1, which requires the Partnership to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2003, the Partnership had net capital of $6,822,644, which was 393% of aggregate debit balances and $6,572,644 in excess of its required net capital.